Exhibit 99.1

Update on the Corporate Reorganization

Auction of Fractional Shares

Grand Cayman, Cayman Islands, October 10, 2022. Inter & Co. Inc. (Nasdaq: INTR; B3: INBR31) (“Inter&Co”), a company incorporated under the laws of the Cayman Islands, with Class A Shares listed on Nasdaq and Brazilian Depositary Receipts – Level II BDRs (“BDRs”) negotiated on B3 – Brasil, Bolsa, Balcão S.A. (“B3”), in connection with the corporate reorganization that migrated the float of Banco Inter S.A. (“Inter”) to Inter&Co (“Corporate Reorganization”), continuing with the operational procedures related to the Corporate Reorganization, hereby announces that, on October 13, 2022, Inter Holding Financeira S.A. (a company indirectly controlled by Inter&Co which is the current sole direct shareholder of Inter), will hold an auction at B3 for the sale of BDRs related to the fractions of Inter shares arising from the merger of shares completed as part of the Corporate Reorganization, as described in the document “Protocol and Justification”, dated as of April 15, 2022 and amended on April 29, 2022.

Information regarding the auction:

●	Code: INBR32
●	Number of BDRs: 61.525
●	Reference Price: R$ 25,00
●	Start date: October 13, 2022
●	Intermediary: Inter Distribuidora de Títulos e Valores Mobiliários Ltda.

In case the sale order is not fully met during the auction, the intermediary will record the unmet balance in the closing call, until the order is fully met or for up to 5 consecutive trading sessions. Inter&Co will maintain the shareholders and the market updated about the result and completion of the auction.

The amounts received in the aforementioned auction will be made available, net of fees, to the holders of the fractions, in the proportion of their interest in the securities sold. Payment will be made to the current account of each shareholder, or will be passed on to the respective custody agents, provided that the shareholder register is duly updated. For those shareholders whose registration is outdated, the amounts will remain available with Inter's bookkeeping agent, Banco Bradesco S.A.

This Notice to Shareholders is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful in the absence of registration or qualification under the securities laws of such jurisdiction.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer